Mail Stop 4561

April 1, 2009

M P Vijay Kumar
Chief Financial Officer
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113
Republic of India

> **Re:** **Sify Technologies Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **Filed October 14, 2008**
> **File No. 000-27663**

Dear Mr. Kumar:

      We have reviewed your response letter dated March 16, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 9, 2009.

Form 20-F for Fiscal Year Ended March 31, 2008

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 40

1.   We note your response to prior comment 3 indicates your DSOs increased from 79 days at March 31, 2007 to 103 days at March 31, 2008 because the economic environment curtailed your ability to strictly enforce your credit policies. Please expand upon your position that the elongation of your credit cycle did not create significant uncertainty with respect to your allowance for doubtful accounts or impact your revenue recognition given your statements that your allowance is based in part on your assessment of the current economic environment and that your revenue recognition policy considers whether any uncertainty with respect to

collectability existed at the date of initial recognition or whether the uncertainty arose after that time. As part of your response, please provide us with your DSO calculations at June 30, 2008, September 30, 2008 and December 31, 2008.

Item 18. Financial Statements

Note 4. Significant Accounting Policies

n. Export Benefits, page 97

1.   Your response to prior comment 13 indicates your credit duty entitlement from the "Served from India" scheme will be used for the import of capital goods. Please clarify for us whether or not the duty entitlements represent "grants related to assets" as defined in paragraph 3 of IAS 20 and, if so, tell us how you have considered paragraphs 24 through 27 of that standard.

Note 12. Lease Prepayments, page 104

2.   Please confirm that you will include in future filings the information provided in your response to prior comment 18.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief